UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Inhibitex, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45719T103

(CUSIP Number)

Fati Sadeghi-Nejad, Esq.

General Counsel

QVT Financial LP

1177 Avenue of the Americas, 9th Floor, New York, NY 10036

(212) 705-8888

copies to: Knute J. Salhus, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

399 Park Avenue, New York, NY 10022

(212) 230-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,318,507 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,318,507 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,507 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.34%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,318,507 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,318,507 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,507 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.34%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 45719T103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,318,507 shares of common stock
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,318,507 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,318,507 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.34%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 6 amends and supplements the Amendment No. 5 to the Schedule 13D filed by QVT Financial LP (“QVT Financial”), QVT Financial GP LLC, QVT Fund LP (the “Fund”) and QVT Associates GP LLC on November 16, 2007 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”) of Inhibitex, Inc. (the “Issuer”) held by the Fund, Quintessence Fund L.P. (“Quintessence”) and a separate discretionary account managed by QVT Financial for Deutsche Bank AG (the “Separate Account”). Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

Item 2.	Identity and Background

(a) – (c). This Schedule 13D is filed by QVT Financial, a Delaware limited partnership, its general partner, QVT Financial GP LLC, a Delaware limited liability company, and QVT Associates GP LLC, a Delaware limited liability company which is the general partner of the Fund and Quintessence, Cayman Islands limited partnerships. The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. QVT Financial’s principal business is investment management, and it acts as the investment manager for the Fund, Quintessence and their several feeder funds. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and Quintessence.

Daniel Gold, Lars Bader, Nicholas Brumm, Arthur Chu and Tracy Fu (the “Covered Persons”) are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person. Each of the Covered Persons is a citizen of the United States.

(d) and (e). During the last five years, none of QVT Financial, QVT Financial GP LLC, QVT Associates GP LLC or any of the Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. QVT Financial is the investment manager for the Fund, which beneficially owns 2,083,501 shares of Common Stock, and for Quintessence, which beneficially owns 235,006 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Fund and Quintessence. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 2,318,507 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence.

QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial.

QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to be the beneficial owner of an aggregate amount of 2,318,507 shares of Common Stock, consisting of the shares owned by the Fund and Quintessence.

The Covered Persons, as managing members of QVT Financial GP LLC and QVT Associates GP LLC, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC. Each of the Covered Persons expressly disclaims beneficial ownership of the Common Stock reported herein as beneficially owned by QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC.

Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence. QVT Associates GP LLC disclaims beneficial ownership of the shares of Common Stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein.

The percentage disclosed in Item 13 of the Cover Pages for each reporting person is calculated based upon 43,380,570 shares of Common Stock outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008.

(c) The reported share amounts for QVT Financial, QVT Financial GP LLC, and QVT Associates GP LLC reflect amounts as of November 20, 2008. The Separate Account effected the following transactions in the Common Stock during the past 60 days:

•	The Separate Account sold 200 shares of Common Stock in the open market on October 31, 2008 at a price of $0.26 per share.

•	The Separate Account sold 8,700 shares of Common Stock in the open market on November 3, 2008 at a price of $0.25 per share.

•	The Separate Account sold 11,600 shares of Common Stock in the open market on November 4, 2008 at a price of $0.24 per share.

•	The Separate Account sold 30,800 shares of Common Stock in the open market on November 5, 2008 at a price of $0.24 per share.

•	The Separate Account sold 54,727 shares of Common Stock in the open market on November 6, 2008 at a price of $0.25 per share.

•	The Separate Account sold 204,170 shares of Common Stock in the open market on November 7, 2008 at a price of $0.24 per share.

•	The Separate Account sold 4,601 shares of Common Stock in the open market on November 10, 2008 at a price of $0.23 per share.

•	The Separate Account sold 1,400 shares of Common Stock in the open market on November 11, 2008 at a price of $0.22 per share.

•	The Separate Account sold 10,600 shares of Common Stock in the open market on November 12, 2008 at a price of $0.22 per share.

•	The Separate Account sold 2,850 shares of Common Stock in the open market on November 13, 2008 at a price of $0.20 per share.

•	The Separate Account sold 2,700 shares of Common Stock in the open market on November 14, 2008 at a price of $0.21 per share.

•	The Separate Account sold 22,300 shares of Common Stock in the open market on November 17, 2008 at a price of $0.21 per share.

•	The Separate Account sold 56,278 shares of Common Stock in the open market on November 18, 2008 at a price of $0.20 per share.

•	The Separate Account sold 3,500 shares of Common Stock in the open market on November 19, 2008 at a price of $0.21 per share.

(d) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2008

QVT FINANCIAL LP		QVT FINANCIAL GP LLC

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: November 21, 2008

QVT FINANCIAL LP		QVT FINANCIAL GP LLC

By QVT Financial GP LLC, its General Partner

By:	/s/ Daniel Gold	By:	/s/ Daniel Gold
Name:	Daniel Gold	Name:	Daniel Gold
Title:	Managing Member	Title:	Managing Member

By:	/s/ Oren Eisner	By:	/s/ Oren Eisner
Name:	Oren Eisner	Name:	Oren Eisner
Title:	Authorized Signatory	Title:	Authorized Signatory

QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold
Name:	Daniel Gold
Title:	Managing Member

By:	/s/ Oren Eisner
Name:	Oren Eisner
Title:	Authorized Signatory

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation
Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Lars Bader	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Arthur Chu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management